06008502

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 5/1

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 10963

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2005 AND ENDING DECEMBER 31, 2005
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ATLANTIC SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

920 PROVIDENCE ROAD SUITE 201
(No. and Street)

TOWSON, MARYLAND 21286
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CRAIG G. FISCHER 410-296-0470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FABISZAK & KUCZAK
(Name – *if individual, state last, first, middle name*)

4318 FITCH AVENUE BALTIMORE, MD 21236
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 30 2006
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING RECEIVED APR 17 2006 WASH, D.C. 190 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

06/29/06

OATH OR AFFIRMATION

I, CRAIG G. FISCHER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ATLANTIC SECURITIES, INC., as of DECEMBER 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VICE PRESIDENT
Title

Marlene P. Crouse
Notary Public
MARLENE P. CROUSE
NOTARY PUBLIC STATE OF MARYLAND
My Commission Expires 5-1-2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ATLANTIC SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005

Note 1 - NATURE OF OPERATIONS

Atlantic Securities, Inc. (the "Company") was formed as a corporation under the general laws of the State of Maryland on July 12, 1962. The Company advises investors in the Mid-Atlantic region, in the purchase of mutual fund investments and acts as an agent, receiving commissions from mutual fund families when their clients purchase mutual fund investments. The Company's business is limited to mutual funds and/or variable annuities.

Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting. As such, income is recognized in the period earned and expenses are recognized in the period incurred.

Income Recognition

Commission revenue is recorded on a trade-date basis.

Cash and Equivalents

For the purposes of the cash flow presentation, the Company considers all cash on deposit and money market funds as cash and equivalents.

Commissions Receivable

Commissions receivable represent commissions due from various mutual fund families. These receivables are generally fully collected within 30 days. As a result, Management has not provided an allowance for doubtful accounts on these receivables.

Complete Information On All
Leading Mutual Funds
SIPC & NASD Member

ATLANTIC SECURITIES, INC.

920 Providence Road, Suite 201
Towson, Maryland 21286
410-296-0470

April 11, 2006

Mr. Donald K. Litteau
NASD
1835 Market Street
Suite 1900
Philadelphia, PA 19103-2929

Dear Mr. Litteau:

This acknowledges receipt of your April 6, 2006 letter regarding our December 31, 2006 annual filing of audited financial statements. Note #1 has been corrected to show the company's business is limited to mutual funds and/or variable annuities. A copy is enclosed along with the Form X-17A-5 Part III Facing Page.

Sincerely,

Craig G. Fischer
Vice President

Enclosures: (2)

cc: Ms. Eleanor Sabalbaro
NASD
Member Regulation Programs/Systems Support
9509 Key West Ave., 5th Floor
Rockville, MD 20850

Mr. A. Laurence Ehrhart
Regional Administrator
Securities & Exchange Commission
Mellon Independence Center
701 Market St., Suite 2000
Philadelphia, PA 19106

Securities & Exchange Commission
450 5th Street, N.W.
Washington DC 20549